PAGE 1 OF 18 PAGES

                    Securities and Exchange Commission

                         Washington, D.C.  20549


                              Schedule 13D/A


                Under the Securities Exchange Act of 1934

                          Rohm and Haas Company
                          ---------------------
                             (Name of Issuer)

                               Common Stock
                      ------------------------------
                      (Title of Class of Securities)

                               775371-10-7
                              --------------
                              (CUSIP Number)

                             Justin P. Klein
                  Ballard Spahr Andrews & Ingersoll, LLP
                      1735 Market Street, 51st Floor
                          Philadelphia, PA 19103
                              (215) 665-8500
                  --------------------------------------
                   (Name, Address and Telephone Number
                     of Person Authorized to Receive
                       Notices and Communications)


                              June 21, 1999
                   ------------------------------------
                   (Date of Event which Requires Filing
                            of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box. /   /


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER: 775371-10-7                                   PAGE 2 OF 18 PAGES

------------------------------------------------------------------------------
 1) Names of Reporting Persons; I.R.S. Identification Nos. (entities only) Otto Haas Income Trust dated December 20, 1945

------------------------------------------------------------------------------
 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) _____
    (b) _____

------------------------------------------------------------------------------
 3) SEC Use Only

------------------------------------------------------------------------------
 4) Source of Funds (See Instructions)                                     N/A

------------------------------------------------------------------------------
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                   /   /

------------------------------------------------------------------------------
 6) Citizenship or Place of Organization                          Pennsylvania

------------------------------------------------------------------------------
                   7) Sole Voting Power                              2,301,048

   Number of      ------------------------------------------------------------
    Shares         8) Shared Voting Power                                    0
 Beneficially
   Owned by       ------------------------------------------------------------
Each Reporting     9) Sole Dispositive Power                         2,301,048
 Person With
                  ------------------------------------------------------------
                  10) Shared Dispositive Power                               0

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person     2,301,048

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)                            /   /
    Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                   1.08%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)                            OO

------------------------------------------------------------------------------

CUSIP NUMBER: 775371-10-7                                   PAGE 3 OF 18 PAGES

------------------------------------------------------------------------------
 1) Names of Reporting Persons; I.R.S. Identification Nos. (entities only) Otto Haas Income Trust dated December 21, 1945

------------------------------------------------------------------------------
 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) _____
    (b) _____

------------------------------------------------------------------------------
 3) SEC Use Only

------------------------------------------------------------------------------
 4) Source of Funds (See Instructions)                                     N/A

------------------------------------------------------------------------------
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                   /   /

------------------------------------------------------------------------------
 6) Citizenship or Place of Organization                          Pennsylvania

------------------------------------------------------------------------------
                   7) Sole Voting Power                             27,083,736

   Number of      ------------------------------------------------------------
    Shares         8) Shared Voting Power                                    0
 Beneficially
   Owned by       ------------------------------------------------------------
Each Reporting     9) Sole Dispositive Power                        27,083,736
 Person With
                  ------------------------------------------------------------
                  10) Shared Dispositive Power                               0

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    27,083,736

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)                            /   /
    Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                  12.66%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)                            OO

------------------------------------------------------------------------------

CUSIP NUMBER: 775371-10-7                                   PAGE 4 OF 18 PAGES

------------------------------------------------------------------------------
 1) Names of Reporting Persons; I.R.S. Identification Nos. (entities only) Otto Haas Charitable Trust dated August 3, 1955

------------------------------------------------------------------------------
 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) _____
    (b) _____

------------------------------------------------------------------------------
 3) SEC Use Only

------------------------------------------------------------------------------
 4) Source of Funds (See Instructions)                                     N/A

------------------------------------------------------------------------------
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                   /   /

------------------------------------------------------------------------------
 6) Citizenship or Place of Organization                          Pennsylvania

------------------------------------------------------------------------------
                   7) Sole Voting Power                              5,819,580

   Number of      ------------------------------------------------------------
    Shares         8) Shared Voting Power                                    0
 Beneficially
   Owned by       ------------------------------------------------------------
Each Reporting     9) Sole Dispositive Power                         5,819,580
 Person With
                  ------------------------------------------------------------
                  10) Shared Dispositive Power                               0

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person     5,819,580

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)                            /   /
    Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                   2.72%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)                            OO

------------------------------------------------------------------------------

CUSIP NUMBER: 775371-10-7                                   PAGE 5 OF 18 PAGES

------------------------------------------------------------------------------
 1) Names of Reporting Persons; I.R.S. Identification Nos. (entities only) Otto Haas Charitable Trust dated September 28, 1956

------------------------------------------------------------------------------
 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) _____
    (b) _____

------------------------------------------------------------------------------
 3) SEC Use Only

------------------------------------------------------------------------------
 4) Source of Funds (See Instructions)                                     N/A

------------------------------------------------------------------------------
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                   /   /

------------------------------------------------------------------------------
 6) Citizenship or Place of Organization                          Pennsylvania

------------------------------------------------------------------------------
                   7) Sole Voting Power                             21,670,560

   Number of      ------------------------------------------------------------
    Shares         8) Shared Voting Power                                    0
 Beneficially
   Owned by       ------------------------------------------------------------
Each Reporting     9) Sole Dispositive Power                        21,670,560
 Person With
                  ------------------------------------------------------------
                  10) Shared Dispositive Power                               0

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    21,670,560

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)                            /   /
    Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                  10.13%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)                            OO

------------------------------------------------------------------------------

CUSIP NUMBER: 775371-10-7                                   PAGE 6 OF 18 PAGES

------------------------------------------------------------------------------
 1) Names of Reporting Persons; I.R.S. Identification Nos. (entities only) Phoebe W. Haas Charitable Trust (A) dated August 24, 1961

------------------------------------------------------------------------------
 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) _____
    (b) _____

------------------------------------------------------------------------------
 3) SEC Use Only

------------------------------------------------------------------------------
 4) Source of Funds (See Instructions)                                     N/A

------------------------------------------------------------------------------
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                   /   /

------------------------------------------------------------------------------
 6) Citizenship or Place of Organization                          Pennsylvania

------------------------------------------------------------------------------
                   7) Sole Voting Power                              3,484,152

   Number of      ------------------------------------------------------------
    Shares         8) Shared Voting Power                                    0
 Beneficially
   Owned by       ------------------------------------------------------------
Each Reporting     9) Sole Dispositive Power                         3,484,152
 Person With
                  ------------------------------------------------------------
                  10) Shared Dispositive Power                               0

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person     3,484,152

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)                            /   /
    Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                   1.63%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)                            OO

------------------------------------------------------------------------------

CUSIP NUMBER: 775371-10-7                                   PAGE 7 OF 18 PAGES

------------------------------------------------------------------------------
 1) Names of Reporting Persons; I.R.S. Identification Nos. (entities only) Phoebe W. Haas Charitable Trust (B) dated August 24, 1961

------------------------------------------------------------------------------
 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) _____
    (b) _____

------------------------------------------------------------------------------
 3) SEC Use Only

------------------------------------------------------------------------------
 4) Source of Funds (See Instructions)                                     N/A

------------------------------------------------------------------------------
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                   /   /

------------------------------------------------------------------------------
 6) Citizenship or Place of Organization                          Pennsylvania

------------------------------------------------------------------------------
                   7) Sole Voting Power                              3,484,152

   Number of      ------------------------------------------------------------
    Shares         8) Shared Voting Power                                    0
 Beneficially
   Owned by       ------------------------------------------------------------
Each Reporting     9) Sole Dispositive Power                         3,484,152
 Person With
                  ------------------------------------------------------------
                  10) Shared Dispositive Power                               0

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person     3,484,152

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)                            /   /
    Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                   1.63%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)                            OO

------------------------------------------------------------------------------

CUSIP NUMBER: 775371-10-7                                   PAGE 8 OF 18 PAGES

------------------------------------------------------------------------------
 1) Names of Reporting Persons; I.R.S. Identification Nos. (entities only) John C. Haas

------------------------------------------------------------------------------
 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) _____
    (b) _____

------------------------------------------------------------------------------
 3) SEC Use Only

------------------------------------------------------------------------------
 4) Source of Funds (See Instructions)                                     N/A

------------------------------------------------------------------------------
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                   /   /

------------------------------------------------------------------------------
 6) Citizenship or Place of Organization                         United States

------------------------------------------------------------------------------
                   7) Sole Voting Power                                373,755

   Number of      ------------------------------------------------------------
    Shares         8) Shared Voting Power                     60,359,076(1)(2)
 Beneficially
   Owned by       ------------------------------------------------------------
Each Reporting     9) Sole Dispositive Power                           373,755
 Person With
                  ------------------------------------------------------------
                  10) Shared Dispositive Power                60,359,076(1)(2)

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by
    Each Reporting Person                                     60,732,831(1)(2)

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)                         / X /(2)
    Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                  28.40%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)                            IN

------------------------------------------------------------------------------

    (1) Includes 2,301,048 shares as a trustee of Otto Haas Income Trust dated December 20, 1945; and 27,083,736 shares as a trustee of Otto Haas Income Trust dated December 21, 1945

    (2) Mr. Haas disclaims beneficial ownership with respect to 5,819,580 shares as a trustee of Otto Haas Charitable Trust dated August 3, 1955; 21,670,560 shares as a trustee of Otto Haas Charitable Trust dated September 28, 1956; and 3,484,152 as a trustee of Phoebe W. Haas Charitable Trust (B) dated August 24, 1961.

CUSIP NUMBER: 775371-10-7                                   PAGE 9 OF 18 PAGES

------------------------------------------------------------------------------
 1) Names of Reporting Persons; I.R.S. Identification Nos. (entities only) John O. Haas

------------------------------------------------------------------------------
 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) _____
    (b) _____

------------------------------------------------------------------------------
 3) SEC Use Only

------------------------------------------------------------------------------
 4) Source of Funds (See Instructions)                                     N/A

------------------------------------------------------------------------------
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                   /   /

------------------------------------------------------------------------------
 6) Citizenship or Place of Organization                         United States

------------------------------------------------------------------------------
                   7) Sole Voting Power                                282,192

   Number of      ------------------------------------------------------------
    Shares         8) Shared Voting Power                        60,453,762(1)
 Beneficially
   Owned by       ------------------------------------------------------------
Each Reporting     9) Sole Dispositive Power                           282,192
 Person With
                  ------------------------------------------------------------
                  10) Shared Dispositive Power                   60,453,762(1)

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    60,735,954

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)                            /   /
    Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                  28.40%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)                            IN

------------------------------------------------------------------------------

    (1) Includes 94,686 shares held jointly with spouse; 2,301,048 shares as a trustee of Otto Haas Income Trust dated December 20, 1945; 27,083,736 shares as a trustee of Otto Haas Income Trust dated December 21, 1945; 5,819,580 shares as a trustee of Otto Haas Charitable Trust dated August 3, 1955; 21,670,560 shares as a trustee of Otto Haas Charitable Trust dated September 28, 1956; and 3,484,152 as a trustee of Phoebe W. Haas Charitable Trust (A) dated August 24, 1961.

CUSIP NUMBER: 775371-10-7                                  PAGE 10 OF 18 PAGES

------------------------------------------------------------------------------
 1) Names of Reporting Persons; I.R.S. Identification Nos. (entities only) William D. Haas

------------------------------------------------------------------------------
 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) _____
    (b) _____

------------------------------------------------------------------------------
 3) SEC Use Only

------------------------------------------------------------------------------
 4) Source of Funds (See Instructions)                                     N/A

------------------------------------------------------------------------------
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                   /   /

------------------------------------------------------------------------------
 6) Citizenship or Place of Organization                         United States

------------------------------------------------------------------------------
                   7) Sole Voting Power                                131,598

   Number of      ------------------------------------------------------------
    Shares         8) Shared Voting Power                        60,545,838(1)
 Beneficially
   Owned by       ------------------------------------------------------------
Each Reporting     9) Sole Dispositive Power                           131,598
 Person With
                  ------------------------------------------------------------
                  10) Shared Dispositive Power                   60,545,838(1)

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    60,677,436

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)                            /   /
    Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                  28.37%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)                            IN

------------------------------------------------------------------------------

    (1) Includes 186,762 shares held jointly with spouse; 2,301,048 shares as a trustee of Otto Haas Income Trust dated December 20, 1945; 27,083,736 shares as a trustee of Otto Haas Income Trust dated December 21, 1945; 5,819,580 shares as a trustee of Otto Haas Charitable Trust dated August 3, 1955; 21,670,560 shares as a trustee of Otto Haas Charitable Trust dated September 28, 1956; and 3,484,152 as a trustee of Phoebe W. Haas Charitable Trust (A) dated August 24, 1961.

CUSIP NUMBER: 775371-10-7                                  PAGE 11 OF 18 PAGES

------------------------------------------------------------------------------
 1) Names of Reporting Persons; I.R.S. Identification Nos. (entities only) Thomas W. Haas

------------------------------------------------------------------------------
 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) _____
    (b) _____

------------------------------------------------------------------------------
 3) SEC Use Only

------------------------------------------------------------------------------
 4) Source of Funds (See Instructions)                                     N/A

------------------------------------------------------------------------------
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                   /   /

------------------------------------------------------------------------------
 6) Citizenship or Place of Organization                         United States

------------------------------------------------------------------------------
                   7) Sole Voting Power                                 55,923

   Number of      ------------------------------------------------------------
    Shares         8) Shared Voting Power                        60,898,266(1)
 Beneficially
   Owned by       ------------------------------------------------------------
Each Reporting     9) Sole Dispositive Power                            55,923
 Person With
                  ------------------------------------------------------------
                  10) Shared Dispositive Power                   60,898,266(1)

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    60,954,189

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)                            /   /
    Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                  28.50%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)                            IN

------------------------------------------------------------------------------

    (1) Includes 488,781 shares held jointly with spouse; 50,409 shares held by spouse; 2,301,048 shares as a trustee of Otto Haas Income Trust dated December 20, 1945; 27,083,736 shares as a trustee of Otto Haas Income Trust dated December 21, 1945; 5,819,580 shares as a trustee of Otto Haas Charitable Trust dated August 3, 1955; 21,670,560 shares as a trustee of Otto Haas Charitable Trust dated September 28, 1956; and 3,484,152 as a trustee of Phoebe W. Haas Charitable Trust (A) dated August 24, 1961.

CUSIP NUMBER: 775371-10-7                                  PAGE 12 OF 18 PAGES

------------------------------------------------------------------------------
 1) Names of Reporting Persons; I.R.S. Identification Nos. (entities only) Carole F. Haas

------------------------------------------------------------------------------
 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) _____
    (b) _____

------------------------------------------------------------------------------
 3) SEC Use Only

------------------------------------------------------------------------------
 4) Source of Funds (See Instructions)                                     N/A

------------------------------------------------------------------------------
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                   /   /

------------------------------------------------------------------------------
 6) Citizenship or Place of Organization                         United States

------------------------------------------------------------------------------
                   7) Sole Voting Power                                 30,000

   Number of      ------------------------------------------------------------
    Shares         8) Shared Voting Power                         3,484,152(1)
 Beneficially
   Owned by       ------------------------------------------------------------
Each Reporting     9) Sole Dispositive Power                            30,000
 Person With
                  ------------------------------------------------------------
                  10) Shared Dispositive Power                    3,484,152(1)

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person     3,514,152

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)                            /   /
    Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                   1.64%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)                            IN

------------------------------------------------------------------------------

    (1)  Shares held as a trustee of Phoebe W. Haas Charitable Trust
(A) dated August 24, 1961.

CUSIP NUMBER: 775371-10-7                                  PAGE 13 OF 18 PAGES


Item 1.  SECURITY AND ISSUER.
         --------------------

         (a) The class of equity securities to which this Statement on Schedule 13D/A relates is Common Stock, par value $1.00 per share ("Common Stock"), of Rohm and Haas Company, a Delaware corporation (the "Company").

         (b) The principal executive offices of the Company are located at 100 Independence Mall West, Philadelphia, Pennsylvania 19106.


Item 2.  IDENTITY AND BACKGROUND.
         ------------------------

         This Schedule 13D/A is filed by the following persons
(collectively, the "Filers"):

          (1) Otto Haas Income Trust dated December 20, 1945, a trust;
          (2) Otto Haas Income Trust dated December 21, 1945, a trust;
          (3) Otto Haas Charitable Trust dated August 3, 1955, a trust;
          (4) Otto Haas Charitable Trust dated September 28, 1956, a trust;
          (5) Phoebe W. Haas Charitable Trust (A) dated August 24, 1961, a trust;
          (6) Phoebe W. Haas Charitable Trust (B) dated August 24, 1961, a trust;
          (7) John C. Haas, an individual;
          (8) John O. Haas, an individual;
          (9) William D. Haas, an individual;
         (10) Thomas W. Haas, an individual; and
         (11) Carole F. Haas, an individual.


         The occupation for each Filer who is an individual and the business address for each Filer is as follows:

         (1) Otto Haas Income Trust dated December 20, 1945, c/o John C. Haas, Trustee, 100 Independence Mall West, Philadelphia, PA 19106;

         (2) Otto Haas Income Trust dated December 21, 1945, c/o John C. Haas, Trustee, 100 Independence Mall West, Philadelphia, PA 19106;

         (3) Otto Haas Charitable Trust dated August 3, 1955, c/o John C. Haas, Trustee, 100 Independence Mall West, Philadelphia, PA 19106;

         (4) Otto Haas Charitable Trust dated September 28, 1956, c/o John
C. Haas, Trustee, 100 Independence Mall West, Philadelphia, PA 19106;

         (5) Phoebe W. Haas Charitable Trust (A) dated August 24, 1961, c/o John O. Haas, Trustee, 425 Lombard Street, Philadelphia, PA 19147;

         (6) Phoebe W. Haas Charitable Trust (B) dated August 24, 1961, c/o John C. Haas, Trustee, 100 Independence Mall West, Philadelphia, PA 19106;

         (7) John C. Haas, retired, 100 Independence Mall West,
Philadelphia, PA 19106;

         (8) John O. Haas, librarian, 425 Lombard Street,
Philadelphia, PA 19147;

         (9) William D. Haas, investor, P.O. Box 125, Bear Creek, PA 18602;

         (10) Thomas W. Haas, investor, 583 Bay Road, Durham, NH 03824; and

         (11) Carole F. Haas, philanthropist, 1830 Rittenhouse Square, Apt. 16B, Philadelphia, PA 19103.

CUSIP NUMBER: 775371-10-7                                  PAGE 14 OF 18 PAGES

         During the past five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each Filer who is an individual is a citizen of the United States.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

         The Schedule 13D to which this Schedule 13D/A relates was necessitated by the execution on February 25, 1999 of the Rohm and Haas Company Shareholder Agreement (the "Shareholder Agreement") described in
Item 4 and not by the acquisition of additional shares of Rohm and Haas Company Common Stock, par value $1.00 per share ("Common Stock"). Accordingly, this item is inapplicable.


Item 4.  PURPOSE OF TRANSACTION.
         -----------------------

         The Filers entered into the Shareholder Agreement on February 25, 1999. Pursuant to the Shareholder Agreement, each Filer agreed to vote all shares of Common Stock then beneficially owned in favor of (i) an amendment to the Restated Certificate of Incorporation of the Company to increase the number of authorized shares of Common Stock to 400 million shares and (ii) the issuance of Common Stock in the merger (the "Merger") of Morton Acquisition Corp., an Indiana corporation and a subsidiary of the Company, with Morton International, Inc. ("Morton") in accordance with the Business Corporation Law of the State of Indiana, pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger dated as of January 31, 1999 among Morton, Morton Acquisition Corp. and the Company (the "Merger Agreement").

         The Merger was consummated on June 21, 1999 and, in accordance with its terms, the Shareholder Agreement terminated on June 21, 1999 upon consummation of the Merger. With the termination of the Shareholder Agreement, the obligation of the Filers to file as a "group" on Schedule 13D is likewise terminated.

         Due to the termination of the "group", Otto Haas Income Trust dated December 20, 1945, Otto Haas Charitable Trust dated August 3, 1955, Phoebe W. Haas Charitable Trust (A) dated August 24, 1961, Phoebe
W. Haas Charitable Trust (B) dated August 24, 1961 and Carole F. Haas are not currently obligated to file either a Schedule 13D or a Schedule 13G with respect to their respective holdings of Common Stock. Otto Haas Income Trust dated December 21, 1945 and Otto Haas Charitable Trust dated September 28, 1956 will hereafter be filing on Schedule 13G until such time, if any as they are required to do otherwise. John C. Haas, John O. Haas, William D. Haas and Thomas W. Haas will hereafter be filing on Schedule 13D until such time, if any as they may do otherwise.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

         (a)-(b) Items 7, 8, 9, 10, 11 and 13 from pages 2 through 12 of this Schedule 13D/A are incorporated herein by reference.

CUSIP NUMBER: 775371-10-7                                  PAGE 15 OF 18 PAGES

         Mellon Bank, N.A. also shares the power of voting and disposition with respect to Otto Haas Income Trust dated December 20, 1945 and Otto Haas Income Trust dated December 21, 1945.

         First Union Bank also shares the power of voting and disposition with respect to Otto Haas Charitable Trust dated August 3, 1955 and Otto Haas Charitable Trust dated September 28, 1956.

         Chara C. Haas also shares the power of voting and disposition with respect to Phoebe W. Haas Charitable Trust (B) dated August 24, 1961.

         (c)  None.

         (d)  N/A

         (e)  N/A


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
         -------------------------------------------------------------

         Item 4 of this Schedule 13D/A is incorporated herein by reference.

         William D. Haas has pledged 120,813 shares of Common Stock to First Heritage Bank pursuant to that certain Commercial Pledge and Security Agreement, dated October 29, 1997, among Wyoming Valley Sports Dome, L.P., William D. Haas and First Heritage Bank.

         William D. Haas and his spouse have pledged 24,762 shares of Common Stock to First Heritage Bank pursuant to that certain Consumer Pledge Agreement, dated March 1, 1996, among William D. Haas and his spouse and First Heritage Bank.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

Exhibit 1.1 Rohm and Haas Company Shareholder Agreement among Morton International Inc. and certain shareholders of Rohm and Haas Company listed therein, dated February 25, 1999 (incorporated by reference to the Schedule 13D filed by the Filers on March 5, 1999).

CUSIP NUMBER: 775371-10-7                                  PAGE 16 OF 18 PAGES


                                SIGNATURES
                                ----------

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D/A is true, complete and correct as of the date hereof.

Dated: August 17, 1999

                                     OTTO HAAS INCOME TRUST DATED
                                     DECEMBER 20, 1945


                                    By:   /s/ John C. Haas
                                       --------------------------------------
                                              John C. Haas, Trustee

                                    By:  /s/ John O. Haas
                                       --------------------------------------
                                             John O. Haas, Trustee

                                    By:  /s/ William D. Haas
                                       --------------------------------------
                                             William D. Haas, Trustee

                                    By:  /s/ Thomas W. Haas
                                       --------------------------------------
                                             Thomas W. Haas, Trustee


                                    OTTO HAAS INCOME TRUST DATED
                                      DECEMBER 21, 1945


                                    By:  /s/ John C. Haas
                                       --------------------------------------
                                             John C. Haas, Trustee

                                    By:  /s/ John O. Haas
                                       --------------------------------------
                                             John O. Haas, Trustee

                                    By:  /s/ William D. Haas
                                       --------------------------------------
                                             William D. Haas, Trustee

                                    By:  /s/ Thomas W. Haas
                                       --------------------------------------
                                             Thomas W. Haas, Trustee

CUSIP NUMBER: 775371-10-7                                  PAGE 17 OF 18 PAGES


                                    OTTO HAAS CHARITABLE TRUST
                                      DATED AUGUST 3, 1955


                                    By:  /s/ John C. Haas
                                       --------------------------------------
                                             John C. Haas, Trustee

                                    By:  /s/ John O. Haas
                                       --------------------------------------
                                             John O. Haas, Trustee

                                    By:  /s/ William D. Haas
                                       --------------------------------------
                                             William D. Haas, Trustee

                                    By:  /s/ Thomas W. Haas
                                       --------------------------------------
                                             Thomas W. Haas, Trustee


                                    OTTO HAAS CHARITABLE TRUST
                                       DATED SEPTEMBER 28, 1956

                                    By:  /s/ John C. Haas
                                       --------------------------------------
                                             John C. Haas, Trustee

                                    By:  /s/ John O. Haas
                                       --------------------------------------
                                             John O. Haas, Trustee

                                    By:  /s/ William D. Haas
                                       --------------------------------------
                                             William D. Haas, Trustee

                                    By:  /s/ Thomas W. Haas
                                       --------------------------------------
                                             Thomas W. Haas, Trustee


                                    PHOEBE W. HAAS CHARITABLE TRUST
                                    (A) DATED AUGUST 24, 1961

                                    By:  /s/ Carole F. Haas
                                       --------------------------------------
                                             Carole F. Haas, Trustee

                                    By:  /s/ John O. Haas
                                       --------------------------------------
                                             John O. Haas, Trustee

                                    By:  /s/ William D. Haas
                                       --------------------------------------
                                             William D. Haas, Trustee

                                    By:  /s/ Thomas W. Haas
                                       --------------------------------------
                                             Thomas W. Haas, Trustee

CUSIP NUMBER: 775371-10-7                                  PAGE 18 OF 18 PAGES


                                    PHOEBE W. HAAS CHARITABLE TRUST
                                    (B) DATED AUGUST 24, 1961


                                    By:  /s/ John C. Haas
                                       --------------------------------------
                                             John C. Haas, Trustee

                                    By:  /s/ David W. Haas
                                       --------------------------------------
                                             David W. Haas, Trustee


                                         /s/ John C. Haas
                                       --------------------------------------
                                             John C. Haas

                                         /s/ John O. Haas
                                       --------------------------------------
                                             John O. Haas

                                         /s/ William D. Haas
                                       --------------------------------------
                                             William D. Haas

                                         /s/ Thomas W. Haas
                                       --------------------------------------
                                             Thomas W. Haas

                                         /s/ Carole F. Haas
                                       --------------------------------------
                                             Carole F. Haas